Issuer Free Writing Prospectus dated July 16, 2014

Relating to Preliminary Prospectus dated July 15, 2014

Filed Pursuant to Rule 433 of the Securities Act of 1933

Registration No. 333-196494

CareDx, Inc.

Free Writing Prospectus

This free writing prospectus relates to the initial public offering of common stock of CareDx, Inc. and should be read with the preliminary prospectus dated July 15, 2014 (the “Preliminary Prospectus”) that was included in Amendment No. 3 to the Registration Statement on Form S-1 relating to this offering of our common stock. The Preliminary Prospectus can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1217234/000119312514268944/d690692ds1a.htm. The following information supplements and updates the information contained in the Preliminary Prospectus. References to “CareDx,” “us,” “we,” “our,” and “the Company” refer to CareDx, Inc. and its subsidiaries.

Initial public offering price:	$10.00 per share

Common stock offered by us:	4,000,000 shares

Over-allotment option:	600,000 shares

Common stock to be outstanding after this offering:	11,570,552 shares, assuming no exercise of the overallotment option

Potential purchases by existing stockholders:

Certain of our existing stockholders and their affiliated entities have indicated an interest in purchasing up to an aggregate of 345,000 shares of common stock in this offering at the initial public offering price.

If these existing stockholders were to purchase all of these shares, our executive officers, directors and entities affiliated with our five percent stockholders would beneficially own approximately 45.4% of our outstanding common stock after this offering. The calculation of this percentage is based on 11,570,552 shares of common stock outstanding after this offering, assuming no exercise of the underwriters’ option to purchase additional shares.

Because indications of interest are not binding agreements or commitments to purchase, the underwriters could determine to sell more, less or no share to such stockholders and such stockholders could determine to purchase more, less or no shares in this offering.

Use of Proceeds:	We estimate that the net proceeds from the sale of our common stock in this offering will be approximately $34.2 million, based on the initial public offering price of $10.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares is exercised in full, we estimate that we will receive net proceeds of approximately $39.8 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We currently expect to use the net proceeds from this offering as follows:

•       Approximately $19.7 million for research and development, including research aimed at expanding the clinical utility of AlloMap and the development of new solutions for the surveillance of heart and kidney transplant recipients;

•       Approximately $12.8 million for sales and marketing activities, including expansion of our sales force to support the ongoing commercialization of our products; and

•       The remainder for general and administrative expenses (including personnel related costs and the costs of operating as a public company), and for working capital and other general corporate purposes.

The expected use of proceeds from this offering represents our intentions based on our current plans and business conditions. The amounts and timing of our actual expenditures may vary depending on numerous factors, including the progress of our commercialization efforts, the status of additional payer reimbursement coverage determinations for our AlloMap solution and the results of our research and development efforts.

Dilution:	The initial public offering price of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock immediately after this offering. Based on the initial public offering price of $10.00 per share and the pro forma net tangible book value of our common stock at March 31, 2014, investors in this initial public offering will experience dilution of approximately $8.16 per share. The exercise of outstanding options will result in further dilution.

Director Option Grants:	On June 19, 2014, our board of directors granted options to purchase an aggregate of 43,792 shares of our common stock at an exercise price of $12.40 per share to certain members of our board of directors. These grants allocated as follows: George Bickerstaff (10,948 shares), Brook Byers (10,948 shares), Fred Cohen (10,948 shares), and Ralph Snyderman (10,948 shares). Subject to continued service, all grants had a vesting commencement date of April 15, 2014 and vest monthly over three years, and shall vest in full in the event of a change of control of our company.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Piper Jaffray & Co., Attention: Prospectus Department, 800 Nicollet Mall, Suite 1000, Minneapolis, Minnesota 55402, or by telephone at (800) 747-3924, or by email at prospectus@pjc.com; or from Leerink Partners LLC, One Federal Street, Boston, Massachusetts 02110.